Exhibit (a)(5)(D)

EFiled: Jun 04 2015 06:29PM EDT Transaction ID 57337254 Case No. 11096-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

WALTER WATSON, individually and on	)
behalf of all others similarly situated,	)
)
Plaintiff,	)
	)	C.A. No.
v.	)
)
GRAFTECH INTERNATIONAL LTD.,	)
RANDY CARSON, THOMAS A.	)
DANJCZEK, KAREN FINERMAN, JOEL	)
L. HAWTHORNE, DAVID R. JARDINI,	)
NATHAN MILIKOWSKY, M.	)
CATHERINE MORRIS, BROOKFIELD	)
ASSET MANAGEMENT, INC.,	)
BROOKFIELD CAPITAL PARTNERS	)
LTD., BROOKFIELD CAPITAL	)
PARTNERS IV L.P., BCP IV GRAFTECH	)
HOLDINGS LP, AND ATHENA	)
ACQUISITION SUBSIDIARY INC.,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

FOR BREACH OF FIDUCIARY DUTY

Plaintiff Walter Watson (“Plaintiff”), by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

1. Plaintiff brings this class action on behalf of the public stockholders of GrafTech International Ltd. (“GrafTech” or the “Company”) against GrafTech’s Board of Directors (the “Board” or the “Individual Defendants”) for failing to maximize stockholder value in connection with their attempt to sell the Company to affiliates of Brookfield Asset Management Inc. (collectively referred to as “Brookfield”).

2. On April 29, 2015, GrafTech announced that Brookfield had entered into a letter of intent whereby Brookfield would make a $150 million preferred equity investment in GrafTech with immediate conversion rights into GrafTech common shares. Concurrently with this development, the Company also announced a separate letter of intent announcing a possible tender offer by Brookfield to acquire the outstanding shares of GrafTech for $5.05 per share.

3. On May 4, 2015, Brookfield and the Company announced the entry into the aforementioned investment agreement (the “Investment Agreement”) whereby Brookfield would purchase preferred shares of the Company with dividend and conversion rights for a total transaction value of $150 million. This Investment Agreement also permits Brookfield to nominate two directors to the Company Board, expanding it from seven to nine members, and contains a preemptive rights provision, among others.

4. On May 18, 2015, Brookfield and the Company announced a definitive agreement, alluded to in the letter of intent, under which Brookfield would commence a tender offer (“Tender Offer”) to acquire all of the outstanding common shares of GrafTech at a purchase price consisting of $5.05 per share (the

“Proposed Transaction”). The total consideration under the Proposed Transaction is valued at approximately $692.8 million. The Board has breached its fiduciary duties by agreeing to the Proposed Transaction, which both fails to maximize stockholder value and deprives GrafTech’s stockholders of their ability to enjoy the Company’s promising long-term growth prospects.

5. On May 26, 2015, Brookfield commenced its Tender Offer and GrafTech filed its Schedule 14D-9 Solicitation/Recommendation Statement (the “Recommendation Statement”) with the U.S. Securities and Exchange Commission (“SEC”). The Tender Offer is set to close on July 7, 2015.

6. The Proposed Transaction will be effectuated pursuant to DGCL § 251(h), which eliminates a required shareholder vote in the second step of a two-step transaction as soon as the buyer has a simple majority of shares, i.e., 50.1%.

7. In agreeing to the Proposed Transaction, the Board conducted a rushed process that was not reasonably designed to maximize stockholder value. In the space of just over two months, the Board acceded to the Investment Agreement and back-end Proposed Transaction without canvassing the market.

8. The Individual Defendants have exacerbated their breaches of fiduciary duties by agreeing to deal protection provisions that may inhibit other bidders from making a successful competing offer for the Company. Specifically, pursuant to the Agreement and Plan of Merger dated May 7, 2014 (the “Merger

Agreement”), defendants agreed to: (i) a flawed 35-day go-shop period which, although it allows the Company to enter into discussion with third parties, requires the Company to pay a termination fee of $7.5 million should it enter into a superior acquisition proposal negotiated during the go-shop period; (ii) require the Company to inform Brookfield of all material information concerning discussions with third parties upon the expiration of the go-shop period; (iii) a strict no-solicitation provision following the expiration of the go-shop period that prohibits the Company from soliciting other potential acquirers or even continuing ongoing discussions and negotiations with potential acquirers; (iv) a provision that requires the Company to provide Brookfield with 24 hours’ notice if it receives a superior proposal following the expiration of the go-shop period; and (v) a provision that requires the Company to pay Brookfield a $20 million termination fee in order to enter into a transaction with a superior bidder after the expiration of the go-shop period.

9. Finally, the Board has failed to provide GrafTech stockholders with information necessary for them to make an informed decision regarding whether to tender their shares in the Tender Offer. The Recommendation Statement omits material information regarding the process conducted by the Board and the key data and inputs underlying the financial valuation analyses that purport to support the so-called fairness opinion provided by J.P. Morgan Securities LLC (“J.P. Morgan”).

10. The Individual Defendants have breached their fiduciary duties and the other defendants have aided and abetted such breaches. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until defendants cure their breaches of fiduciary duty.

PARTIES

11. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of GrafTech.

12. Defendant GrafTech is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal executive offices at 6100 Oak Tree Boulevard, Suite 300 Park Center I, Independence, Ohio 44131. The Company, publicly traded on the New York Stock Exchange (“NYSE”) under the ticker symbol “GTI”, manufactures and sells graphite and carbon material science-based solutions. It operates through two segments, Industrial Materials and Engineered Solutions. The Company was founded in 1886.

13. Defendant Randy Carson (“Carson”) has been a director of the Company since 2009 and has served as the Chairman of the Board since June 2014.

14. Defendant Thomas A. Danjczek (“Danjczek”) has been a director of the Company since May 2014.

15. Defendant Karen Finerman (“Finerman”) has been a director of the Company since May 2014.

16. Defendant Joel L. Hawthorne (“Hawthorne”) has been a director, Chief Executive Officer (“CEO”), and President of the Company since August 1999. Defendant Hawthorne joined the Company as director of investor relations in August 1999.

17. Defendant David R. Jardini (“Jardini”) has been a director of the Company since May 2014.

18. Defendant Nathan Milikowsky (“Milikowsky”) has been a director of the Company since May 2014. Defendant Milikowsky entered into a Tender and Support Agreement to vote all of the shares he beneficially owns in favor of the Proposed Transaction, totaling 11% of all outstanding common shares of the Company.

19. Defendant M. Catherine Morris (“Morris”) has been a director of the Company since May 2014.

20. Defendants referenced in paragraphs 13 through 19 are collectively referred to as the Individual Defendants and/or the Board.

21. Defendant Brookfield Asset Management Inc. is a Canadian asset management company that manages a global portfolio of total assets under management of more than $200 billion.

22. Defendant Brookfield Capital Partners Ltd. (“Brookfield Capital”) is an affiliate of Brookfield Asset Management.

23. Defendant Brookfield Capital Partner IV L.P. is an affiliate of Brookfield Asset Management and has delivered a limited guarantee in favor of the Company in connection with the Proposed Transaction.

24. Defendant BCP GrafTech Holdings LP (“Parent”) is a Delaware limited partnership and affiliate of Brookfield Asset Management Inc. that was created for the purpose of effectuating the Proposed Transaction.

25. Defendant Athena Acquisition Subsidiary Inc. (“Merger Sub”) is a Delaware corporation and wholly owned subsidiary of Parent that was created for the purpose of effectuating the Proposed Transaction.

26. Defendants Brookfield Asset Management Inc., Brookfield Capital, Brookfield Capital Partner IV L.P., Parent, and Merger Sub may be collectively referred to herein as “Brookfield” or the “Brookfield Entities.”

27. The Individual Defendants, GrafTech, and Brookfield may be collectively referred to herein as “Defendants.”

CLASS ACTION ALLEGATIONS

28. Plaintiff brings this action as a class action pursuant to Court of Chancery Rule 23 on behalf of all persons and/or entities that owned GrafTech common stock (the “Class”). Excluded from the Class are Defendants and their affiliates, immediate families, legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest.

29. This actions is properly maintainable as a class action.

30. The Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can be ascertained through discovery, Plaintiff believes that there are thousands of members in the Class. According to the Merger Agreement, as of the close of business on April 17, 2015, 131,179,692 shares of common stock were represented by the Company as issued and outstanding.

31. Questions of law and fact are common to the Class, including, inter alia, the following:

(i) have the Individual Defendants failed to maximize stockholder value for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(ii) have the Individual Defendants failed to provide GrafTech’s stockholders with material information in connection with the Tender Offer;

(iii) have the other defendants aided and abetted the Individual Defendants’ breaches of fiduciary duties;

(iv) whether Plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated; and

(v) is the Class entitled to injunctive relief or damages as a result of defendants’ wrongful conduct.

32. Plaintiff’s claims are typical of the claims of the other members of the Class. Plaintiff and the other members of the Class have sustained similar damages as a result of Defendants’ wrongful conduct as alleged herein.

33. Plaintiff will fairly and adequately protect the interests of the Class, and has no interests contrary to or in conflict with those of the Class that Plaintiff seeks to represent.

34. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for Defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests.

35. Moreover, Defendants’ harmful actions in conjunction with the Proposed Transaction are generally applicable to the Class, thus making relief with respect to the Class as a whole the appropriate remedy.

FURTHER SUBSTANTIVE ALLEGATIONS

36. GrafTech was founded in 1886 and is headquartered in Independence, Ohio. The Company’s vision is to “enable customer leadership better and faster than our competition, through the creation, innovation and manufacture of carbon and graphite material science based solutions.” The Company’s product portfolio includes graphite electrodes, advanced carbon and graphite materials, and flexible graphite. GrafTech manufactures them on four continents and sells in over 70 countries to customers in industries such as metal production, electronics, chemicals, aerospace and transportation.

Proxy Fight with Defendant Milikowsky

37. In 2010, GrafTech acquired two companies controlled by Defendant Milikowsky, Carbide Graphite Group and Seadrift Coke. GrafTech paid about $850 million for the Carbide Graphite Group, which made a crucial piece of equipment for steel manufacturing called a graphite electrode, and Seadrift Coke, which made the raw material needed to produce the electrodes.

38. According to a New York Times article dated January 23, 2014, this deal was a windfall for Defendant Milikowsky, as in 2003 he had bought the assets of Carbide Graphite out of bankruptcy for about $6 million and turned the company around. In 2005, he acquired Seadrift Coke, allowing him to integrate an important supplier and ramp up revenue at both companies.

39. As part of the deal, Defendant Milikowsky was guaranteed a seat on the GrafTech Board as long as he and his associates held at least 12 million of the Company’s shares. At the time, Defendant Milikowsky was respected in the steel industry and on good terms with GrafTech’s CEO at the time, Craig S. Schuler (“Schuler”).

40. After Defendant Milikowsky spent a year on the Board, he began to criticize management for spending too much on overhead and making what he saw as poor strategic choices, causing the Company to underperform. He went on record as saying that he did not believe any directors, aside from Schuler, knew anything about the graphite electrodes business. By late 2011, Defendant Milikowsky believed that the Company was turning down orders it should have been taking, and was therefore losing market share.

41. In early 2012, Defendant Milikowsky began meeting with other Board members to make his case. Yet before Defendant Milikowsky’s campaign could gain traction, inquiries from a hedge fund, Samlyn Capital (“Samlyn”), put the company on edge. The hedge fund, which had been a passive investor in GrafTech for years, began asking pointed questions in May 2012 about the Company’s operations.

42. Samlyn appeared to have confidential information about the Company, including details that were known only by a small circle of insiders, including the Board. GrafTech management was worried that there could be insider trading in the stock, or that Samlyn could be using the information to make its case for change. To several Board members, Samlyn’s criticisms of the company sounded like those presented by Defendant Milikowsky

43. In 2012, the GrafTech Board unanimously appointed a committee of independent directors as well as independent investigatory counsel to conduct an investigation into apparent leaks of confidential inside information that were brought to the Board’s attention by several members of the management team. After completion of its investigation, investigatory counsel reported its conclusion that there had been leaks of material nonpublic information, that there was evidence that Defendant Milikowsky was the source of the leaks, that there was no evidence to support a conclusion that management or any other director was the source of the leaks and that at least some of that information could not have been developed independently.

44. As a result of this investigation, Defendant Milikowsky was thrown off the Board. Defendant Milikowsky maintains that he was not the source of any leaks and that management and other directors ousted him because he was criticizing them and Schuler, the Company’s CEO at the time, as GrafTech’s share price plunged. Since then, Defendant Milikowsky has been working with law firms to make his case to the Company that he was improperly ousted.

45. Following this, Defendant Milikowsky attempted to nominate a new slate of directors before the Company’s 2014 annual meeting. Defendant Milikowsky and his brother Daniel Milikowsky, announced they intended to nominate three director candidates, including Milikowsky, Jardin, and Finerman.

46. On May 15, 2014, following a proxy fight between the Board and Defendant Milikowsky, Milikowsky’s slate of directors, including himself, were chosen to serve on the seven-member Board.

47. Thereafter, on January 23, 2015, Defendant Milikowsky, a holder of over 15 million shares or over 11.2% of the common stock of GrafTech, announced that he had submitted a notice to nominate a full slate of seven candidates for election to the Board at the 2015 annual meeting. This slate included himself. He further announced his intention to replace Defendant Hawthorne as CEO with either himself or Jardin. It was reported that Defendant Milikowsky would not discuss the extension of the maturity date of some of his GrafTech senior subordinated notes due in November 2015 unless he received an additional two Board seats to give him a majority, along with his approval of a new GrafTech CEO and management.

48. On May 4, 2015, GrafTech announced that it had entered into the Investment Agreement with Brookfield.

Summary of the Investment Agreement

49. On April 29, 2015, the Company and Brookfield announced two letters of intent had been executed. The first letter of intent concerned Brookfield and the Company entering into the Investment Agreement, with Brookfield purchasing preferred equity shares in the Company. The additional letter of intent revealed that Brookfield was considering a tender offer to purchase all outstanding shares of GrafTech for $5.05 per share.

50. Prior to the announcement of the Proposed Transaction, on May 4, 2015, Brookfield entered into the Investment Agreement, whereby the Company sold to Brookfield:

(i) shares of a new Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”) in an amount equal to 19.9% of the Company’s outstanding common stock (the “Series A Preferred Shares”) and (ii) shares of a new Series B Convertible Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock,” and, together with the Series A Preferred Stock, the “Preferred Stock”), in an amount equal to 150,000 less the number of Series A Preferred Shares, for an aggregate purchase price of $150,000,000 in cash (the “Purchase Price”).

51. As part of the Investment Agreement, the Company agreed to reimburse Brookfield up to $500,000 for its expenses incurred in executing the Investment Agreement.

52. The Series A Preferred Stock is immediately convertible, at Brookfield’s option, into shares of common stock of the Company, at a conversion price of $5.00 per common share, and all of the Preferred Stock is entitled to an annual dividend at the rate of 7.0% prior to any dividend or distribution with respect to any of the Company’s capital stock junior to the Preferred Stock.

53. Concurrently with the execution of the Investment Agreement, Brookfield and the Company executed a stockholder rights agreement (the “Stockholder Rights Agreement”) whereby Brookfield will have the right to designate two members of the Company Board as long as it holds at least 75% of the common stock issuable or actually issued upon conversion of the Series A Preferred Stock, with concomitant preemptive rights ensuring it has the option to maintain its proportionate equity interest in the Company.

54. The Company stated that the proceeds from the Investment Agreement would be used to repay the Company’s senior subordinated noted due to mature in November 2015.

55. Commenting on the Investment Agreement, Defendant Hawthorne stated that the Investment Agreement “demonstrates confidence in GrafTech’s strategy, market position and long-term prospects . . . . This strategic investment will strengthen our capital structure and provide GrafTech with increased financial flexibility to continue executing our strategy and positioning the company for success as the cycle improves.”

56. Defendant Hawthorne further stated:

Despite the current market dislocation, we believe the electric arc furnace steel market and the markets that our Engineered Solutions segment serves remain very attractive longer term . . . .

With our new strategic investor, Brookfield, we will continue to leverage our business model and strategic advantages and optimize our product portfolio to drive long-term stockholder value, and believe that we have positioned the company to capitalize on growth in these areas as the cycle turns.

Background of the Sales Process

57. The Proposed Transaction was the result of a rushed, single-bidder process dominated by Brookfield. The entire deal, including the $150 million Investment Agreement and entry into the Proposed Transaction, was completed in just over two months. During its deliberations with Brookfield, the Board never authorized anyone at the Company or J.P. Morgan to conduct any sort of pre-market check. This truncated, Brookfield-lead process, followed by a go-shop period requiring the Company to pay a go-shop termination fee, was ineffective and does not ensure that the Board has complied with its fiduciary duties to maximize shareholder value.

58. Initial contact between the parties was made in mid-February under the pretense that Brookfield was interested in refinancing the Company’s senior subordinated notes. The parties did not actually meet until March 6, 2015, when Brookfield offered the Company a $100 million convertible note. Just days later, in connection with discussions of the convertible note, Brookfield first conveyed its interest in acquiring the Company on March 9, 2015.

59. On March 19, 2015, Brookfield made a non-binding expression of interest to acquire the Company at a price range of between $5.00 and $5.25 per share. Brookfield indicated that it was willing, “if of interest, a possible offer to afford the Company’s stockholders an opportunity to retain their Shares of the Company under Brookfield sponsorship.” In the first draft of documents provided to GrafTech, Brookfield initially considered a post-closing go-shop period of between 30 and 60 days.

60. On April 14, 2015, Brookfield modified their proposal, doing away with the $100 million convertible note offer. Instead, Brookfield offered to purchase $150 million of convertible preferred stock and a proposed tender offer for up to 100% of the Company’s shares at a purchase price of $5.00 per share.

61. Discussions continued between the parties, and on April 22, 2015 the Board countered that it would consider a deal but at the substantially increased price of $5.75 per share. Their attempts to substantially increase the consideration were ultimately unsuccessful, however, and the proposed consideration was only increased $0.05 to $5.05 per share. Additionally, the parties had no further discussions concerning Brookfield’s offer to provide the Company’s stockholders with the option to retain an equity interest in the Company after the effectuation of the Proposed Transaction.

62. On April 25, 2015, Brookfield agreed to increase its offer to $5.05 per share, and on April 28, 2015, the Board directed J.P. Morgan to inform Brookfield that the $5.05 per share offer price was acceptable.

Summary of the Proposed Transaction

63. Despite Defendant Hawthorne’s belief that the Company was poised for long term growth in stockholder value, in a press release dated May 18, 2015, the Company announced that it had entered into the Merger Agreement with Parent and Merger Sub pursuant to which Parent would commence a Tender Offer to acquire all of the outstanding common shares of the Company for a purchase price consisting of $5.05 per share in cash, without interest.

64. The Proposed Transaction is subject to GrafTech’s stockholders tendering at least 30% of the Company’s outstanding shares in the Tender Offer, along with other customary conditions.

65. Following the successful completion of the Proposed Transaction, GrafTech will merge with Merger Sub and become a wholly-owned subsidiary of Parent. At this time, all remaining outstanding shares of GrafTech will receive the same merger consideration paid to other stockholders in the Tender Offer.

66. The Proposed Transaction is expected to be completed in the third quarter of 2014. Following the completion of the Proposed Transaction, GrafTech shares will be delisted from NASDAQ.

67. Due to outside market factors and the strength of the dollar, the Company experienced a decline in 2014. However, since September 2014 the Company’s stock price has leveled, and the Company is well-positioned for growth. Indeed, the Company’s stock has traded as high as $5.19 as recently as December 30, 2014, and traded as high as $4.92 on May 1, 2015, before the announcement of the Letter of Intent was announced that Brookfield may commence a tender offer of $5.05 per share.

68. Indeed, Defendant Carson, in a letter to Defendant Milikowsky dated January 26, 2015, highlighted the fact that “Joel [Hawthorne] and the management team have expeditiously developed and successfully executed on initiatives to improve operations, reduce costs, enhance liquidity and effectively respond to continuing weak demand from the global steel industry and other end market challenges to insure long-term success of the Company.” According to Defendant Carson, these initiatives included:

•	An ongoing company-wide cost savings program, which is enabling GrafTech to achieve total annual cost savings of more than $120 million (more than 10% of annual sales).

•	Optimization of the graphite electrode manufacturing platform by rationalizing its two highest cost manufacturing sites, including significant headcount reductions.

•	Changes to the operating and management structure to simplify and decentralize the organization.

•	Redesign of the Company’s research and development function to accelerate innovation for new product development and commercial introduction.

•	Downsizing of the Company’s corporate functions, including headcount and other SG&A reductions.

•	Rationalization of underperforming product lines.

•	Enhancement of financing arrangements that increased borrowing capacity by over $125 million in the past nine months.

•	Significant inventory reduction (over $70 million in 2014).

•	Continued development of new products for consumer electronics markets, including lithium ion battery and crystal growth markets which have contributed approximately 50% of the revenue in the Engineered Solutions segment, which will provide long-term value creation for the Company and its stockholders.

69. Moreover, Yahoo! Finance reports that at least one analyst set a price target for GrafTech of $6.00 per share—nearly 19% higher than the price per share offered in the Proposed Transaction. Yahoo! Finance further reports that the mean price target for the Company is $5.53, or nearly 10% higher than the total potential consideration offered under the Proposed Transaction.

70. The Board’s decision to sell the Company for inadequate consideration both fails to maximize stockholder value and deprives the Company’s stockholders of their ability to reap the benefits of the Company’s long-term financial returns. Moreover, as detailed below, the decision by certain Board members to enter into the Proposed Transaction appears to have been motivated by fear of losing their Board seats.

The Unreasonable Deal Protection Devices

71. Despite the inadequate consideration provided for by the Merger Agreement, the Individual Defendants agreed to certain terms that are designed to inhibit other bidders from coming forward with a superior offer.

72. Section 6.2 of the Merger Agreement includes a deficient 35-day “go-shop period” provision permitting the Company to initiate or engage in discussions with third parties concerning an alternative to the Proposed Transaction. This go-shop period is illusory, however, and does not adequately ensure that a competing proposal will come forward by containing a number of covenants that restricts the ability of the alternative bidder from tabling a superior bid.

73. During the go-shop period, Section 6.2(a) requires the Company to furnish to Brookfield any non-public information provided to any third party that was not provided to Brookfield within twenty-four hours of doing so. Moreover, no later than one (1) business day following the expiration of the go-shop period (the no-shop period start date), the Company must notify Brookfield of the identity of each third party from whom the Company received a written acquisition proposal and provide to Brookfield a copy of all materials related to any acquisition proposal, the identity of the third parties making such acquisition proposal(s), and a written summary of the material terms of any acquisition proposal not made in writing. Thus, any competing bidder will engage into negotiations with the Company knowing that all of the contents, terms, and discussions of such negotiations will be disclosed to Brookfield.

74. Even if the Company is able to reach an agreement with a third party during the go-shop period, Section 9.4(b) requires the Company to pay to Brookfield a termination fee of $7.5 million. The existence of a go-shop termination fee defeats the purpose of the go-shop, as it adds an additional burden and significant disincentive for competing bidders to come forward. Thus, a competing bidder would not only have to contend with Brookfield having access to all of its deliberations with the Company, it would also have to pay a naked premium of $7.5 million.

75. Following the expiration of the go-shop period, Section 6.2(b) bars the Company from soliciting interest from other potential acquirers in order to procure a price in excess of the amount offered Brookfield, and demands that the Company and all its representatives terminate any and all prior or on-going discussions with other potential acquirers.

76. Pursuant to Section 6.2(d) of the Merger Agreement, from the no-shop period start date, should an unsolicited bidder submit a competing proposal or any inquiry that would reasonably be expected to lead to a competing proposal, within 24 hours the Company must notify Brookfield of the submission and the material terms and conditions of the bidder’s offer, a copy of the Company’s confidentiality agreement with the alternative bidder, and the Company’s intention to participate or engage in discussions or negotiations with such bidder.

77. Compounding matters, should the Company enter into a superior proposal following the expiration of the go-shop period, Section 9.4(b) requires the Company to pay a termination fee of $20,000,000.

The Materially Misleading and Incomplete Recommendation Statement

78. On May 26, 2015, GrafTech filed the Recommendation Statement with the SEC in connection with the Proposed Transaction. The Recommendation Statement fails to provide the Company’s stockholders with material information with regard to several issues, thereby rendering the stockholders unable to make an informed decision regarding whether or not to tender their shares in the Tender Offer.

79. The Recommendation Statement fails to disclose material information concerning the events leading up to the announcement of the Proposed Transaction, including information pertaining to the process conducted by the Company in considering a sale. In particular, in describing the flawed sales process, the Background of the Transaction section of the Recommendation Statement fails to disclose:

a. Whether J.P. Morgan conducted any sort of pre-market check and provided this information to the Board;

b. Whether there were any discussions concerning the continued employment of senior management following the consummation of the Proposed Transaction, and if so, who was involved in such discussions and when such discussions took place;

c. Whether the Board held additional discussions with Brookfield concerning Brookfield’s March 19 offer to the Company’s stockholders to retain their shares of the Company under Brookfield sponsorship, and if not, the reasons such offer was never given full consideration; and

d. The Company’s basis for failing to canvas the market prior to agreeing to the Proposed Transaction.

80. With respect to past fees received by J.P. Morgan, the Recommendation Statement provides only partial disclosures. These partial disclosures must be remedied:

a. The Recommendation Statement fails to disclose the amount of compensation J.P. Morgan received for acting as a bookrunner on debt underwritings for portfolio companies of BCP;

b. The Recommendation Statement fails to disclose the amount of compensation J.P. Morgan has received for acting as the joint lead arranger on the Company’s term loan in February 2015;

c. The Recommendation Statement fails to disclose the amount of compensation J.P. Morgan has received for serving as an agent bank and a lender under outstanding credit facilities of the Company; and

d. The Recommendation Statement fails to disclose what “other financial benefits” J.P. Morgan has received for serving as an agent bank and a lender under outstanding credit facilities of the Company.

81. The Recommendation Statement describes J.P. Morgan’s fairness opinion and the various valuation analyses it performed in support of its opinion. However, the description of J.P. Morgan’s opinion and analyses fails to include key inputs and assumptions underlying the analyses. Without this information, as described below, GrafTech’s public stockholders are unable to fully understand the analyses and, thus, are unable to determine what weight, if any, to place on the fairness opinion rendered in support of the Proposed Transaction. Specifically, the Recommendation Statement fails to disclose:

a. With respect to the Public Trading Multiples analysis: (i) the “complex considerations and judgments” undertaken by J.P. Morgan, and how these affected its analysis; (ii) the individual implied per share equity values of each of the selected companies; and (iii) the inputs and assumptions used by J.P. Morgan to arrive at the selected multiple reference ranges used for the Company for 2015E FV/EBITDA and 2016E FV/EBITDA, respectively, particularly for 2015 since the low end of the range exceeds both the mean and the median of the selected companies’ range.

b. With respect to the Selected Transaction Multiples Analysis: (i) the “complex considerations and judgments” undertaken by J.P. Morgan, and how these affected its selection of the Company’s multiple reference range of 8.0x to 10.0x for FV/LTM EBITDA; and (ii) the inputs and assumptions used by J.P. Morgan to calculate the FV/LTM EBITDA of the selected transactions.

c. With respect to the Discounted Cash Flow Analysis: (i) the inputs and assumptions used by J.P. Morgan to apply perpetual growth rates of 1.5% to 2.5% to the Company’s unlevered free cash flows; and (ii) the inputs and assumptions used by J.P. Morgan to determine a discount rates from 10.5% to 12.5%.

Individual Defendants’ Self-Interest in the Proposed Transaction

82. Based on the language of the Merger Agreement and public statements, it appears that members of GrafTech’s senior management may continue with the Company following the consummation of the Proposed Transaction. Section 3.6(b) of the Merger Agreement states that all officers of the Company will continue in their employment “until their respective successors are duly appointed.” Likewise, the Merger Agreement contains provisions contemplating the compensation of continuing employees.

83. Additionally, in announcing the Proposed Transaction, GrafTech stated it “believes that Brookfield has an exceptional track record sponsoring public companies in difficult underlying market conditions, including significant knowledge and experience in steel, mining and metals, and other industrial sectors.” Sponsor seems to imply that Brookfield will continue to allow the Company to be run by its current management team, with only difference being that it will be backed by Brookfield’s funding. This fact it borne out by Brookfield’s statements on its website, which touts Brookfield’s “consistent track records of success partnering with companies,” and its ability to “assist companies experiencing temporary operational or financial challenges that impede results.”

84. Likewise, while the deal was being finalized, Defendant Hawthorne stated:

Over the last eighteen months, we have taken deliberate steps to position the company for the long term and believe this transaction is another example of our continued commitment to positioning the company for success . . . . Brookfield shares our focus on executing a strategy that will allow GrafTech to manage through intensifying industry challenges in preparation for a cyclical upturn.

85. These statements demonstrate that the Company and Brookfield are planning to maintain the current management team following the effectuation of the Proposed Transaction.

86. Defendant Hawthorne also has interests that put him at odds with the Company shareholders. In the event Defendant Hawthorn does not continue in his employment with the Company, he will be entitled to golden parachute payments totaling $8,612,254.

87. Moreover, according to Section 3.7, all Company restricted stock units and in-the-money options issued will immediately vest upon the effectuation of the Proposed Transaction, allowing them to immediately cash in on incentive payments not shared by the members of the Class. As a result of the Proposed Transaction, Defendant Hawthorne will receive $147,420 in cancelled stock options and $2,772,278 in cancelled restricted stock units, totaling $2,919,698.

88. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company stockholders will continue to suffer absent judicial intervention.

COUNT I

Breach of Fiduciary Duties

(Against All Individual Defendants)

89. Plaintiff repeats all previous allegations as if set forth in full herein.

90. The Individual Defendants have violated their fiduciary duties owed to the public stockholders of GrafTech and have acted to put their personal interests ahead of the interests of GrafTech’s stockholders.

91. The Individual Defendants’ recommendation of the Proposed Transaction will result in a sale of the Company which imposes heightened judicial scrutiny of the Board’s process and its obligation to maximize GrafTech’s value for the benefit of its stockholders.

92. The Individual Defendants have breached their fiduciary duties owed to the stockholders of GrafTech because, among other reasons:

(i) they failed to take steps to maximize the value of GrafTech to its public stockholders and took steps to avoid competitive bidding;

(ii) they agreed to deal protection provisions which may inhibit other bidders from coming forward with a superior offer;

(iii) they failed to properly value GrafTech; and

(iv) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own connections and self-interest regarding the Proposed Transaction.

93. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of GrafTech’s assets and will be prevented from benefiting from a value-maximizing transaction.

94. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

95. Plaintiff and the Class have no adequate remedy at law.

COUNT II

Aiding and Abetting

(Against GrafTech and the Brookfield Entities)

96. Plaintiff repeats all previous allegations as if set forth in full herein.

97. Defendants GrafTech and the Brookfield Entities are well aware that the Individual Defendants have not sought, and are not seeking, to obtain the best possible transaction for the Company’s public stockholders.

98. As alleged in more detail above, GrafTech and the Brookfield Entities have aided and abetted the Individual Defendants’ breaches of fiduciary duties by causing the Board to accept inadequate consideration for the Company’s public stockholders and negotiating unreasonably preclusive deal protection terms.

99. As a result, Plaintiff and the Class members are being harmed.

100. Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment against Defendants jointly and severally, as follows:

(A) declaring this action to be a class action and certifying Plaintiff as the Class Representative and his counsel as Class Counsel;

(B) enjoining, preliminarily and permanently, the Proposed Transaction;

(C) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(D) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(F) granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

Dated: June 4, 2015

RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
OF COUNSEL:		Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
LEVI & KORSINSKY, LLP		Gina M. Serra (#5387)
Donald J. Enright		Jeremy J. Riley (#5791)
Elizabeth K. Tripodi		2 Righter Parkway, Suite 120
1101 30th Street, N.W.,		Wilmington, DE 19803
Suite 115		(302) 295-5310
Washington, DC 20007
(202) 524-4290		Attorneys for Plaintiff

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